Exhibit 99.1

SPI Energy Co., Ltd. Announces Receipt of Nasdaq Delisting Determination

HONG KONG, July 06, 2017 (GLOBE NEWSWIRE) — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (Nasdaq:SPI), a global clean energy market place for business, residential, government and utility customers and investors, today announced that it received a Delisting Determination (the “Determination”) from the Listing Qualifications Department of The Nasdaq Stock Market, Inc. (“Nasdaq”) on June 30, 2017, indicating that as a result of failure of the Company to file its Form 20-F for the year ended December 31, 2016, unless the Company requests an appeal of the Determination, trading of the Company’s American depositary shares (“ADSs”) will be suspended from The Nasdaq Global Select Market at the opening of business on July 11, 2017, and a Form 25-NSE will be filed with the Securities and Exchange Commission, which will remove the Company’s securities from listing and registration on Nasdaq.

The Company plans to timely submit a request for hearing to a Hearings Panel of Nasdaq (the “Panel”). A request for a hearing regarding a delinquent filing will stay the suspension of the Company’s ADSs for a period of 15 days from the date of the request. The Panel may or may not grant the Company a stay beyond that period based on the Company’s specific request for a further stay.

Hearings are typically scheduled to occur approximately 30-45 days after the date of the hearing request. At the hearing, the Company plans to present its plan to regain compliance with the Nasdaq listing rules and to request the continued listing of its ADSs on Nasdaq pending such compliance. There can be no assurance that the Panel will grant the Company’s requests.

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the EPC/BT, storage and O2O PV market including the development, financing, installation, operation and sale of utility-scale and residential PV projects in China, Japan, Europe and North America. The Company operates an innovative online energy e-commerce and investment platform, www.solarbao.com, which enables individual and institutional investors to purchase innovative PV-based investment and other products; as well as www.solartao.com, a B2B e-commerce platform offering a range of PV products for both upstream and downstream suppliers and customers. The Company has its operating headquarters in Hong Kong and maintains global operations in Asia, Europe, North America and Australia. For additional information, please visit: www.spisolar.com

For investors and media inquiries please contact:

SPI Energy Co., Ltd.

IR Department

Email: ir@spisolar.com

SPI Energy Co., Ltd.